SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 27th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99-1

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated July 27th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
July 27th, 2007
Great success of the Offer: SCOR would own 96.23% of Converium
To SCOR SE’s (“SCOR”) knowledge, as of July 26, 2007, SCOR would own 96.23% of Converium Holding AG (“Converium”).
As part of the additional acceptance period of SCOR’s public offer for Converium’s publicly held shares (“the Offer”), which opened on July 13, 2007 and was closed on July 26, 2007, 14,905,395 additional Converium shares have been tendered to the Offer, i.e. 10.16% of Converium shares, of which 3,732,335 Converium shares are in the process of being confirmed. Together with the 48,320,350 Converium shares already owned by the SCOR Group and the 77,937,316 Converium shares tendered during the initial period of the Offer, SCOR would hold 96.23% (93.69% excluding the Converium shares in the process of being confirmed) of Converium’s share capital in the aggregate. The definitive final result of the Offer will be published on August 2, 2007.
This preliminary final result confirms the success of the Offer and the support of a very large number of Converium shareholders for the combination of SCOR and Converium in order to create the fifth largest global multi-line reinsurer.
Subject to the applicable conditions subsequent set forth in the Offer prospectus published on April 5, 2007, as amended on June 12, 2007, the settlement and delivery of the Offer is scheduled to take place on August 8, 2007.
The general assembly of Converium shareholders will be held on 30 August 2007, in order to install the new Board of Directors of Converium as well as the new management structures. The SCOR Group, which is finalizing its new underwriting plan, will be fully ready in time for the Monte Carlo Rendez-Vous.
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Indicative Timetable of the Offer

Publication of the definitive end result:	August 2, 2007
Settlement Date:	August 8, 2007
Communication timetable

2007 First Half Results	29 August 2007
Dynamic Lift V2	First week of September
This communication does not constitute an offer to sell or to purchase securities, nor a solicitation of an offer to sell or to purchase securities, whether in the context of the public tender offer in Switzerland by SCOR on the shares of Converium Holding AG (“Converium”) with a nominal value of CHF 5 each (the “Tender Offer”) or otherwise in France or in any jurisdiction where such offer, solicitation, sale or the acceptance of such offer may be unlawful. It does also not constitute a recommendation to sell or buy shares in SCOR or Converium. The Offer Prospectus (the “Offer Prospectus”) and its amendment (the “Amendment”) contains the terms and conditions of the Tender Offer, including the scope of the Tender Offer, the way the Tender Offer can be accepted and the restrictions applicable to the Tender Offer in some countries. The Tender Offer is subject to all the terms and conditions set forth in the Offer Prospectus.
The Tender Offer made to the shareholders of Converium and the Offer Prospectus and its Amendment which have been filed with the Swiss Take Over Board and published on Bloomberg and in Le Temps and Neue Zürcher Zeitung in Switzerland on April 5, 2007 and June 12, 2007 respectively have been exclusively prepared under Swiss law and are subject to review and supervision by Swiss authorities only. The Tender Offer is not subject to any formality, registration or approval outside Switzerland (except for the share offering circular (the “Admission Prospectus”), the first supplemental note (the “First Supplemental Note”) and the second supplemental note (the “Second Supplemental Note”) relating to the new SCOR shares to be issued in consideration to Converium shareholders’ contributions of their shares to the Tender Offer (the “New SCOR Shares”)). The Tender Offer will not be made and may not be accepted in any jurisdiction where it breaches applicable law or where the applicable law requires SCOR in any way to change the Tender Offer, to submit an additional application to any authorities or other institutions, or to take any additional actions in connection with the Tender Offer

(including, without limitation, Japan). SCOR shall not accept and shall have no obligation to accept any tenders made in connection with the Tender Offer from any such jurisdiction. It is not intended to extend the Tender Offer to any such jurisdictions. Documents related to the Tender Offer may neither be distributed in nor sent into such jurisdictions. Such documents do not constitute and may not be used to solicit an offer to sell or to purchase securities by any persons in such jurisdictions. In addition, the delivery of the New SCOR Shares may be subject, in certain jurisdictions, to specific regulations or restrictions. The Tender Offer is not addressed to persons subject to such restrictions, either directly or indirectly. Persons in possession of the Offer Prospectus or any other document relating to the Tender Offer are required to obtain information about any local restriction that may apply and comply therewith. SCOR disclaims any liability for any violation of any applicable restrictions by any person.
The Admission Prospectus, the First Supplemental Note and the Second Supplemental Note have been approved by the French Autorité des Marchés Financiers (the “AMF”) on April 10, 2007, April 23, 2007 and June 12, 2007 respectively. These documents are available without charges at SCOR’s corporate headquarters, 1, avenue du Général de Gaulle, 92 800 Puteaux, France, on SCOR’s website and on the AMF’s website. Copies of these documents will be addressed without charge upon request.
U.S. Restrictions
This communication does not constitute an offer to sell or a solicitation of an offer to buy securities in the United States or to or from U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) and the Tender Offer will not be made in or into the United States and may not be accepted by U.S. persons or persons in the United States. Accordingly, copies of this communication are not being made available and should not be mailed or otherwise distributed or sent in, into or from the United States, and persons receiving this communication, the Offer Prospectus or any other documents relating to the Tender Offer (including custodians, nominees and trustees) must not distribute or send them into or from the United States. Shareholders of Converium who accept the Tender Offer will, unless otherwise agreed by SCOR, be deemed to certify they are not located in the United States and are not US Persons.
U.K. Restrictions
This communication is to be directed only at persons in the U.K. who (a) have professional experience in matters relating to investments, (b) are falling within Article 49 (2) (a) to (d) (“high net worth entities, unincorporated associations, etc”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (c) to whom they may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). In the U.K., copies of this communication are not to be acted on or relied on by persons who are not relevant persons. In the U.K., any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, including the risk that the combination of SCOR and Converium might not be consummated. The following factors, among others, may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand: the costs related to the transaction; the inability to obtain, or meet conditions imposed by, the required governmental and regulatory approvals and consents; the risk that the businesses of SCOR and Converium will not be integrated successfully; other risks and uncertainties affecting SCOR and Converium including, without limitation, the risk of future catastrophic events, economic and market developments, regulatory actions and developments, litigations and other proceedings.
This list is not exhaustive. Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain additional important factors, risks and uncertainties that may affect the business of the SCOR group and to para. 2 of the Admission Prospectus, para. 2.1 of the First Supplemental Note, para. 2.1 of Second Supplemental Note for certain specific risk factors relating to the transaction.